SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of May 2010

List of Exhibits:

1.	News Release entitled, “CASE SELLS INTEREST IN LBX COMPANY”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

May 11, 2010

Contact:
Tom McLaughlin	Jane Cooper
262/636-7498	630/377-2555
thomas.mclaughlin@cnh.com	jcooper@cooperhong.com

CASE SELLS INTEREST IN LBX COMPANY

RACINE, Wis. (May 10, 2010) – Case Construction Equipment today announced the sale of its interest in LBX Company LLC to S.C.M. (America), Inc., an affiliate of Sumitomo (S.H.I.) Construction Machinery Co., LTD. (“Sumitomo”). As a result of this transaction, LBX is now wholly owned by Sumitomo.

“The decision to sell our interest in LBX is a continuation of the strategy we began in 2009 to consolidate back office brand management and streamline our industrial footprint,” said Jim McCullough, CEO and President of CNH Construction. “This allows CNH to concentrate efforts on our key construction brands and strengthen the foundation for our brands continued growth as we continue to take advantage of market opportunities.”

The existing global supply alliance between SCM and CNH Global will remain intact.

Case Construction Equipment sells and supports a full line of construction equipment around the world, including the No. 1 loader/backhoes, articulated trucks, compact and standard excavators, telescopic handlers, motor graders, wheel loaders, vibratory compaction rollers, crawler dozers, skid steers, compact track loaders and rough-terrain forklifts. Through Case dealers, customers have access to a true professional partner—with world-class equipment and aftermarket support, industry-leading warranties and flexible financing. More information is available at www.casece.com. Case is a division of CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), which is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH can be found online at www.cnh.com.

# # #